1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2017

Taiwan Semiconductor Manufacturing Company Ltd.

(Translation of Registrant’s Name Into English)

No. 8, Li-Hsin Rd. 6,

Hsinchu Science Park,

Taiwan

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F   ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No  ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:             .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.

Date: September 14, 2017	By	/s/ Lora Ho
Lora Ho
Senior Vice President & Chief Financial Officer

Amendment: this is to correct an error in the notional amount of TSMC’s outstanding derivatives contracts in the 6-K report filed on 9/8/2017.

All other details remain unchanged.

Taiwan Semiconductor Manufacturing Company Limited

This is to report the changes or status of 1) sales volume, 2) funds lent to other parties, 3) endorsements and guarantees, and 4) financial derivative transactions for the period of August 2017.

1.	Sales volume (in NT$ thousands)

Period	Items	2017	2016

Aug.	Net sales	91,917,167	94,311,424
Jan. - Aug.	Net sales	611,297,969	596,008,285

2.	Funds lent to other parties (in NT$ thousands)

Lending Company	Limit of lending	Amount Drawn
		Bal. as of period end

TSMC China*	46,881,366	10,517,670
TSMC Global**	257,396,215	—

*	The borrower is TSMC Nanjing, a wholly-owned subsidiary of TSMC.
**	The borrower is TSMC.

3.	Endorsements and guarantees (in NT$ thousands):

Guarantor	Limit of guarantee	Amount
		Bal. as of period end

TSMC*	335,421,374	37,202,346

*	The guarantees were provided to TSMC Global and TSMC North America, which are both wholly-owned subsidiaries of TSMC.

4.	Financial derivative transactions (in NT$ thousands)

(1) Derivatives not under hedge accounting.

•	TSMC

		Forward	Swap

Margin Payment		—	—
Premium Income (Expense)		—	—
Outstanding Contracts	Notional Amount	~~38,788,324~~ 33,788,324	20,757,650
	Mark to Market Profit/Loss	(40,900)	32,498
	Unrealized Profit/Loss	(118,553)	21,521
Expired Contracts	Notional Amount	248,905,805	70,273,666
	Realized Profit/Loss	1,502,452	49,892
Equity price linked product (Y/N)		N	N

•	TSMC China

		Forward

Margin Payment		—
Premium Income (Expense)		—
Outstanding Contracts	Notional Amount	13,669,691
	Mark to Market Profit/Loss	69,926
	Unrealized Profit/Loss	90,007
Expired Contracts	Notional Amount	77,429,290
	Realized Profit/Loss	649,350
Equity price linked product (Y/N)		N

•	VisEra Tech

		Forward

Margin Payment		—
Premium Income (Expense)		—
Outstanding Contracts	Notional Amount	423,436
	Mark to Market Profit/Loss	1,418
	Unrealized Profit/Loss	5,964
Expired Contracts	Notional Amount	2,107,892
	Realized Profit/Loss	13,992
Equity price linked product (Y/N)		N

•	TSMC Nanjing

		Forward	Hybrid instruments entirely measured at fair-value-through- profit-or-loss under designation

Margin Payment		—	—
Premium Income (Expense)		—	—

Outstanding Contracts	Notional Amount	111,049	3,627,105
	Mark to Market Profit/Loss	(868)	16,185
	Unrealized Profit/Loss	(897)	45,872
Expired Contracts	Notional Amount	1,437,022	17,238,855
	Realized Profit/Loss	5,699	87,635
Equity price linked product (Y/N)		N	N

(2) Derivatives under hedge accounting.

•	TSMC

		Forward

Margin Payment		—
Premium Income (Expense)		—
Outstanding Contracts	Notional Amount	1,750,548
	Mark to Market Profit/Loss	51,742
	Unrealized Profit/Loss	51,742
Expired Contracts	Notional Amount	4,825,996
	Realized Profit/Loss	—
Equity price linked product (Y/N)		N

•	TSMC Global

		Future

Margin Payment		(62,230)
Premium Income (Expense)		—
Outstanding Contracts	Notional Amount	4,902,138
	Mark to Market Profit/Loss	6,139,987
	Unrealized Profit/Loss	(13,038)
Expired Contracts	Notional Amount	14,196,590
	Realized Profit/Loss	(94,783)
Equity price linked product (Y/N)		N